Exhibit 23.1

KPMG LLP BNY Mellon Center Suite 3400 500 Grant Street Pittsburgh, PA 15219-2598

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Northwest Bancshares, Inc.:

We consent to the use of our reports dated March 1, 2019, with respect to the consolidated statements of financial condition of Northwest Bancshares, Inc. as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”) and the effectiveness of internal control over financial reporting as of December 31, 2018, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Pittsburgh, PA

December 20, 2019